United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Press Release
Annex to the Proposal for earnings distribution relative to the fiscal year ended December 31, 2009
Under Article 9, § 1, II and Annex 9-1-II of CVM Rule No. 481/09, we highlight the following:

DESCRIPTION	INFORMATION
1. Net income for the fiscal year 2009	R$10,248,947,613.54, increased by unrealized income reserve in the amount of R$38,520,245.46, totaling R$10,287,467,859.00

2. Amount of dividends, including anticipated dividends and interest on shareholders’ equity already declared	Amount of: R$3,002,086,222,98 This amount is equivalent to R$0.575915 per outstanding share, either common or preferred (class “A” and the golden shares).

3. Percentage of distributed net income relating to fiscal year 2009	29%

4. Overall and per share value of dividends based on profits from previous years	Not applicable

5. Shareholders Remuneration for the 2009 fiscal year, net of interest on shareholders’ equity declared on October 15, 2009	Dividends and interest on shareholders’ equity of R$0.557728 per outstanding share, either common or preferred (class “A and the golden shares).

Date of payment of dividends or interest on shareholders’ equity: dividends and/or interest on shareholders’ equity shall be paid in April and October 2010, under the Dividend Policy.

There is no impact of restatement and interest on the proposed dividends and/or interest on shareholders’ equity

The declaration date for the payment of dividends or interest on shareholders’ equity shall be considered as the record date: dividends and/or interest on shareholders’ equity shall be paid to the person, who is registered as the owner or beneficial owner of shares of Vale on the date of the declaration.

6. Interest on shareholders’ equity resolved on October 15,2009, based on the financial statements as of June 30, 2009	Gross value of R$0.18187 per outstanding share, either common or preferred (Class “A and golden share), paid from October 30, 2009 on.

		2009	2008	2007	2006
7. Provide a comparative table showing net income, dividends and interest on shareholders ´ equity per each type and class of share for the 3 (three) previous years.	Net income per outstanding share	R$1,97	R$4,08	R$4,14	R$2,78
	Dividends and interest on shareholders’ equity	R$0,575915	R$0,97046	R$0,98641	R$1,33196
	Obs: Equal amounts to all types and classes of shares.

8. Allocation of profits to legal	Amounts allocated to the legal reserve: R$512,447,380.68
reserve	Description of the calculation of the legal reserve

5% of the net profits of the fiscal year, must be placed in this reserve, up to a limit of 20% (twenty percent) of the Paid-up Capital, in accordance to the terms of Article 193 of the Brazilian Corporate Law and Article 42 of Vale’s Bylaws.

This reserve may not be constituted in the year in which the balance of the reserve, plus the amount of capital reserves (Article 182 of the Brazilian Corporate Law), exceeds 30% of paid-up capital.

9. Preferred shares entitled to fixed or minimum dividends	Description of the calculation formula:

In accordance with article 5º, § 5º of the By Law, holders of class A preferred shares and the golden shares shall be entitled to receive dividends calculated as set forth in Chapter VII of the Bylaws in accordance to the following criteria:

a) priority to receive dividends corresponding to (i) a minimum of 3% (three percent) of the stockholders’ equity per share, calculated based on the financial statements used as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured.

The year profit is enough for full payment of the fixed or minimum dividends.

There are no cumulative installments not paid.

As of December 31, 2009, the reference value for the minimum annual dividend is either R$1,108,153,354.80, which corresponds to 6% over the preferred capital, equivalent to R$0.545620 per share; or R$1,164,141,865.98, which corresponds to the 3% of shareholder’s equity of preferred shares outstanding, equivalent to R$0.573187 per outstanding preferred share, whichever is higher.

10. Mandatory Dividend	Describe the method of calculation provided for in the Bylaws:

Pursuant to Article 42 of Vale’s By-Laws, after the constitution of the legal reserve, the destination of the remaining portion of the net income calculated at the end of each financial year (which shall coincide with the calendar year) shall, on the Management proposal, be submitted to the General Meeting, and interest amount, paid or credited, in the form of interest on shareholders equity, according to. Article 9, § 7 of Law # 9,249 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares such amount for all legal purposes forming the sum of the dividends distributed by the Company.

The proposal for distribution of profits shall include the following reserves: (i) Depletion Reserve, to be constituted in accordance with applicable fiscal legislation;(ii) Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the Company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit and up to the Company’s share capital.

At least 25% of annual adjusted net income adjusted according to the applicable legislation shall be distributed as dividends and/or interest on shareholders equity.

The mandatory dividend will be paid in full.

Retained amount: Not applicable.

11. In the event of any retention of the mandatory dividend due to the Company’s financial condition:	Not applicable.
(a) Inform the amount of the retention; (b) Provide a detailed description, of the Company’s financial condition, including the aspects related to the liquidity analysis, working capital and positive cash flows/ and (c) Justify the retention of dividends.

12. In the event of allocation of profits to the contingencies reserve: (a) Identify the amount allocated to such reserve; (b) Identify the deemed probable loss and its cause; (c) Explain why the loss was deemed probable; and (d) Justify the constitution of the reserve.
Not applicable.

13. In the event of allocation of profits to the unrealized income reserve: (a) Inform the amount allocated to such reserve; and (b) inform the nature of the unrealized income that gave rise to the reserve.
Not applicable.

14. In the event of allocation of profits to the statutory reserves: (a) Describe the By-Laws provisions which established the reserve; (b) Identify the amount allocated to the reserve; and (c) Describe the calculation of such amount.
Not applicable.

15. Retained earnings provided for in the Investment Budget	Retained earning in the amount of R$6,653,281,672.35, under the terms of the Investment Budget, a copy of which was filed on February 10, 2010, summarized as follows:

	Millions
	US$	R$
Sources
Retained earnings (art 196)		6,653
Working capital		15,798

		22,451

Uses
Organic growth	9,875	17,194
Projects	8,647	15,056
Research and Development	1,228	2,138
Operations sustainability	3,019	5,257

	12,894	22,451

Exchange rate as of December 31, 2009 (US$1.00 =R$1.7412).
16. Destination of profits to the Tax Incentive Reserve	The amount of R$119,652,582.99 was allocated to the Tax Incentive Reserve.

Vale is entitled to certain exemptions/reductions of income tax on regulated exploration earnings, as follows: (a) the Establishment Report # 0154/2004 issued by the Agência de Desenvolvimento do Nordeste — ADENE, currently known as Superintendência de Desenvolvimento do Nordeste — SUDENE (Northeast Development Institution) related to tax incentives granted for the extraction of sodium chlorate and potash chlorate in the State of Sergipe; (b) the Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia — SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará and (c) the Establishment Report #265/2008 issued by the Amazonian Development Institution related to tax incentives granted on the extraction of bauxite in the State of Pará.

Pursuant to the taxation law that stated such incentive, according to Article 545 of the income tax rules (Regulamento do Imposto de Renda — RIR), the tax which is not paid due to an exemption may not be distributed to shareholders, and must be set aside in a reserve used exclusively for the increase of capital or the absorption of losses.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: March 25, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations